TRANSMISSÃO PAULISTA

RECEIVED

2008 APR 28 A 8: 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, March 18, 2008

Ref.CT/FR/008/2008

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

08002150

Gentleman/Madam:

We are enclosing copies of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista Notice to the Market we released on March 17, 2008 in Brazil for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
APR 30 2008
THOMSON REUTERS

Enclosure: as above mentioned

Copy to: Erika Dias and Juliana Dager
The Bank of New York Mellon Depositary Receipts

Companhia de Transmissão de Energia Elétrica Paulista
Rua Casa do Ator, 1.155 – 10º Andar – Vila Olímpia – São Paulo - SP

TRANSMISSÃO PAULISTA

RECEIVED
2008 APR 28 A 8: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
A Publicly-held Company- CNPJ 02,998,611/0001-04

NOTICE TO THE MARKET

We do kindly inform that we signed today, through our subsidiary Interligação Elétrica Norte e Nordeste S.A., the Concession Contract regarding the transmission lines we won in ANEEL Auction 004/2007, that occurred on November 7, 2007 when we released a Notice to the Market. This Concession Contract, valid for 30 years from today, includes the building, operation and maintenance of the Colinas (in the state of Tocantins) – Ribeiro Gonçalves (in the state of Piauí) and Ribeiro Gonçalves – São João do Piauí (in the state of Piauí) transmission lines, both in 500kV with a 720km total length. ANEEL estimates Capital Expenditures of R$471.2 million and a 21 months time of construction. As soon as the lines start its commercial operation we will receive through our subsidiary R$28.94 million as Permitted Annual Revenue.

São Paulo, March 17, 2008

Eduardo Feldmann Costa
Chief Financial Officer

END